United States securities and exchange commission logo





                              July 10, 2023

       Nassim Usman, Ph.D.
       President and Chief Executive Officer
       Catalyst Biosciences, Inc.
       611 Gateway Blvd
       Suite 120
       South San Francisco, CA 94080

                                                        Re: Catalyst
Biosciences, Inc.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed June 26, 2023
                                                            File No. 000-51173

       Dear Nassim Usman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

       Summary of the Proxy Statement
       Interests of Catalyst, page 25

   1. As requested in comment 18 of our letter dated April 27, 2023, please revise your disclosure to quantify
the dollar value of the grants of awards of fully vested stock options under the 2023 Omnibus
Incentive Plan to be granted to Nassim Usman, Seline Miller and
                                                        Thomas Eastling.
       Regulatory Approvals, page 29

   2. We note your disclosure on page 271 that there is still uncertainty as to whether you will be able to complete the
Trial Measures filing process with the CSRC, and if you are
                                                        unable to do so you
will have to suspend or terminate the Contributions. Please include this disclosure in the
above listed section of the Summary and on page 140 where
 Nassim Usman, Ph.D.
Catalyst Biosciences, Inc.
July 10, 2023
Page 2
       regulatory approvals are discussed. Please also include risk factor disclosure on this point, where appropriate.
Dividends, Distributions and Other Transfers, page 268

3.     We have read your revisions related to comment 6. It remains unclear whether
       Beijing Continent Pharmaceuticals Co., Ltd is able to, as of the required periods presented, make loans, dividends, interest and other payments to its internationally-
       domiciled subsidiaries, upon which certain of them depend, as disclosed on page 16.
       Please provide your calculation of restricted net assets pursuant to Rule 5-04(c) of
       Regulation S-X.
Selected Historical And Unaudited Pro Forma Condensed Combined Financial Information, page
312

4. Please revise the amount for Gain on disposal of assets, net as of March 31, 2023, shown as $(4,6736).
5. Please revise the fair value of preferred shares of the combined company to be owned by
       Catalyst   s stockholders of $23,382 on page 324 to reconcile with the calculation explained
       in tickmark (2) on page 325 and the total preliminary estimated purchase price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,
FirstName LastNameNassim Usman, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameCatalyst Biosciences, Inc.
                                                             Office of Life
Sciences
July 10, 2023 Page 2
cc:       Stephen B. Thau, Esq.
FirstName LastName